1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD REPAYS SENIOR SECURED NOTES
ACKNOWLEDGES WALTER SEGSWORTH’S PAST SERVICE

March 16, 2011, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) today announced that it has repaid the 2008 Senior Secured Notes (“Notes”) with the proceeds of the previously announced Term Loan Facility from Credit Suisse AG. The facility was increased from US$60 million to US$70 million to maximize leverage from this low-cost facility. The facility has been fully drawn down and has a term of 4 years, is repayable in quarterly installments commencing September 2011, and bears interest at a premium of 3.75% over the 3 month US LIBOR rate. It is secured by the Company’s Nevada assets. As part of the facility, the Company executed a zero-cost-collar hedging program, consisting of a total of 117,500 ounces of gold spread over a 4 year term commencing in January 2012. The call option price was fixed at US$1,930 per ounce with the put option at US$1,050 per ounce and as long as gold trades within these prices there is no cash cost to the hedge.

The Company also announces that it has now filed its consolidated annual audited financial statements and related Management’s Discussion and Analysis for the year ended December 31, 2010 on SEDAR.com and on the Company’s website. The audited financial results are identical to the preliminary results released on February 24, 2011.

In other corporate news, Mr. Walter Segsworth has resigned as a director of the Company. The Board is in the process of nominating additional directors for the June 2011 shareholders meeting which will include two women candidates with solid financial and mining backgrounds. The proposed candidates will bring a wealth of experience and fresh views to the Board and will help ensure a better gender balance on it.

Ronald Thiessen, Chairman, stated “On behalf of the Board, I would like to personally thank Walter for his several years of hard work and thoughtful insight into development and operational issues. We wish him all the best in his other endeavours.”

Ferdi Dippenaar, CEO, commented “We were very pleased with the speed and efficiency with which Credit Suisse was able to finalize the loan and then upsize it. This low-cost and flexible facility is a significant improvement in our cost of capital over the burden of the 2008 Senior Secured Notes.”

Great Basin Gold is a mining company engaged in the exploration and development of gold properties. The Company is currently focused on its two emerging mines in the world’s two richest gold regions. The Hollister gold mine is located on the Carlin Trend in Nevada, USA and the Burnstone gold mine is located in the Witwatersrand goldfield of South Africa.

For additional details on Great Basin and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services at:

Tsholo Serunye in South Africa	+27 (0) 11 301 1800
Michael Curlook in North America	+1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA	+1 (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

For more information on the Company and the risks inherent in its business, Investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.